UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

30 July 2014

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ..................

PRESS RELEASE

30 July 2014

DIAGEO ANNOUNCES APPOINTMENT TO ITS BOARD OF DIRECTORS

Diageo announces the appointment of Nicola Mendelsohn as a Non-Executive Director effective 1 September 2014. She will also join the Audit, the Nomination and the Remuneration Committees on appointment.

Nicola Mendelsohn is currently Vice President, EMEA of Facebook Inc., responsible for operations in the diverse region. Since joining Facebook in July 2013, Ms Mendelsohn has focused on increasing revenues through developing digital marketing solutions and strengthening relationships with the marketing community. Prior to her appointment to Facebook, Ms Mendelsohn was Executive Chairman of Karmarama advertising agency and held senior roles at Grey Communications and BBH.

Diageo Chairman Dr Franz Humer said:

“I am delighted Nicola is joining Diageo’s Board. Her senior experience at the forefront of digital marketing and communications will be of great benefit to Diageo and its brands, as we seek to pursue long term profitable growth through innovation in all areas of our business. Additionally her reputation as one of the UK’s leading businesswomen and her track record in championing women in business will be an inspiration to our people and the way that we work. I look forward to welcoming her.”

ENDS

Enquiries

Media relations:

Kirsty King +44 (0) 208 978 6855

James Crampton +44 (0) 208 978 4613

press.office@diageo.com

Investor relations:

Catherine James	+44 (0) 7803 854 550
Colette Wright	+44 (0) 208 978 1380
Pier Falcione	+44 (0) 208 978 4838

investor.relations@diageo.com

Notes to Editors

About Nicola Mendelsohn

Nicola Mendelsohn was appointed Vice President of Europe, Middle East and Africa region of Facebook in July 2013. Her focus since joining has been to make Facebook the digital marketing service of choice and in turn increase the revenues generated through advertising. She has done this through optimising advertising and strengthening Facebook’s relationship with the marketing community.

Nicola has extensive experience in media, marketing and advertising. She spent five years as Executive Chairman of Karmarama advertising agency during which she also became the first female President of the Institute of Practitioners in Advertising. She has also held senior roles at Grey Communications and BBH.

Nicola is Industry Chair of the Government’s Creative Industries Council alongside the Secretary of State for Business, Innovation and Skills and the Secretary of State for Culture, Media and Sport. She is also Director for Bailey’s Women’s Prize for Fiction.

She is married with four children.

About Diageo

Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, beer and wine. These brands include Johnnie Walker, Crown Royal, JεB, Windsor, Buchanan’s and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Baileys, Captain Morgan, Tanqueray and Guinness.

Diageo is a global company, with its products sold in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands, and performance, visit us at www.diageo.com. For our global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit DRINKiQ.com.

Celebrating life, every day, everywhere.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 30 July 2014	By:	/s/ V Cooper
Name: V Cooper
Title: Senior Company Secretarial Assistant